July 26, 2016

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

RE:	Arena Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 000-31161

Dear Mr. Rosenberg:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2016 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 29, 2016 (the “Form 10-K”), of Arena Pharmaceuticals, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. We are sending the Staff a hard copy of this letter and the supplemental materials referenced herein.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Notes to Consolidated Financial Statements

(12) Collaborations, page 90

1.	For each of your collaboration agreements under which you are eligible to receive future milestone payments, please provide us the amount of each milestone and a description of its triggering event. Please also explain how you considered the disclosure guidance in ASC 605-28-50 for those arrangements that include milestone consideration.

United States Securities and Exchange Commission

July 26, 2016

Response: The Company respectfully acknowledges the Staff’s comment and has supplementally provided the Staff with a summary of the amount of each milestone and a description of its triggering event. With respect to the disclosure guidance provided in ASC 605-28-50, the Company respectfully submits the following:

Initially, the Company evaluated each individual milestone, and determined they were all substantive except for one payment under the Company’s Eisai-lorcaserin collaboration agreement that is triggered solely based on a certain level of sales, and sixteen payments under the Company’s Boehringer Ingelheim-CNS receptor collaboration agreement that are either triggered solely based on certain levels of sales or have otherwise been determined to be non-substantive because they are the result of a counterparty’s performance.

With respect to the Company’s Ildong-lorcaserin collaboration, no future milestone payments remain outstanding, as the Company has received all potential milestone payments.

With respect to the Company’s Ildong-temanogrel collaboration agreement, the Company has provided a description of the only future milestone and the related contingent consideration.

With respect to the Company’s CY Biotech Company Limited-lorcaserin collaboration agreement, and the Company’s Abic Marketing Limited (Teva)-lorcaserin collaboration agreement, the Company does not believe that any of the future milestones and related contingent consideration is material to the Company, its operations or investors’ understanding of its financial statements. Accordingly, the Company respectfully submits that disclosure of this information is not required to be included in its financial statements. With respect to the Company’s Eisai-lorcaserin collaboration agreement and Axovant Sciences Ltd.-nelotanserin collaboration agreement, while certain potential future milestone-based payments under the collaboration agreements are substantial in amount, when the probability and timing of achieving the future milestones are considered, the future milestone-based payments resulting therefrom, individually, are not material to the Company, its operations or investors’ understanding of its financial statements. The Company believes that, until such time as each milestone is more likely than not to occur, the risks and uncertainties associated with achieving the milestone reduce the probability of receipt and lessen the relative materiality of the associated milestone-based payment. The Company therefore disclosed the milestones and related contingent consideration for these two collaboration agreements on an aggregated basis, under the categories of development and regulatory milestone payments.

Accordingly, the Company respectfully submits that a summarization of each of the agreement milestones in this manner complies in all material respects with the requirements of ASC 605-28-50, and provides the most useful presentation for investors given the uncertainty around each individual milestone event and the size and nature of each individual milestone in the context of the Company’s operations. The Company further respectfully submits that providing a detailed description of each and every milestone it may potentially earn under these agreements would not provide investors with meaningful or material information, and potentially could be confusing and misleading to investors.

United States Securities and Exchange Commission

July 26, 2016

With respect to the Company’s Boehringer Ingelheim International GmbH-CNS receptor collaboration agreement, the Company aggregated all future research funding and contingent revenue, including milestone-based payments, together as the Company believes that, while certain potential future contingent and milestone-based payments under the collaboration agreement are substantial in amount, when the probability and timing of achieving the future contingent events and milestones are considered, the future contingent and milestone-based payments resulting from those events, individually, are not material to the Company, its operations or investors’ understanding of the financial statements. Furthermore, the Company believes that until such time as each contingent event and milestone is more likely than not to occur, the risks and uncertainties associated with achieving the contingent events and milestones reduce the probability of receipt and lessen the relative materiality of the associated contingent and milestone-based payments. Finally, since this collaboration agreement is in a relatively early stage of development (compared to the Company’s commercial and later-stage development programs) and the collaborator, and the Company to a lesser extent, will be required to devote several years and substantial additional effort in order to advance clinical development, obtain necessary regulatory approvals, and successfully commercialize the drug candidate, the Company believes that its approach to the disclosure directs the attention of investors to the most material information, avoiding the potential confusion and unrealistic expectations that are likely to occur if details of each future contingent and milestone-based payment is provided, regardless of the probability and potential timing of achievement.

Accordingly, the Company respectfully submits that the aggregation of all future research funding and contingent revenue, including milestone-based payments, in this manner complies in all material respects with the requirements of ASC 605-28-50, and provides the most useful presentation for investors. The Company further respectfully submits that providing a detailed description of each and every milestone it may potentially earn under this agreement would not provide investors with meaningful or material information, and potentially could be confusing and misleading to investors.

With respect to disclosure of the Company’s accounting policy for the recognition of milestone payments as revenue, including the factors that the Company considers in determining whether a milestone is substantive, the Company respectfully refers the Staff to Note 1 to the Consolidated Financial Statements.

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United States Securities and Exchange Commission

July 26, 2016

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 858-453-7200 extension 1225.

Sincerely,

Arena Pharmaceuticals, Inc.

/s/ Amit Munshi
Amit Munshi
President and Chief Executive Officer

cc:

Kevin R. Lind, Executive Vice President and Chief Financial Officer

Steven W. Spector, Executive Vice President, General Counsel and Secretary

Steven M. Przesmicki, Cooley LLP